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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                                                Commission File Number 000-26857

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  /X/Form 10-K       / /Form 11-K   / /Form 20-F  / /Form 10-Q
                 and Form 10-KSB                                 and Form 10-QSB

/ /Form N-SAR
     For Period Ended:  December 31, 2000
                        ------------------------------------------------------
/ / Transition Report on Form 10-K         / / Transition Report on Form 10-Q
/ / Transition Report on Form 20-F         / / Transition Report on Form N-SAR
/ / Transition Report on Form 11-K
      For the Transition Period Ended:   Not Applicable
                                         -------------------------------------

(READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.)

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable
                                                        ------------------------

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                                        PART I
                                REGISTRANT INFORMATION

Full Name of Registrant: The Rose Group Corporation of Nevada
                         -------------------------------------------------------
Former Name (IF APPLICABLE): Not Applicable
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Address of Principal Executive Office (STREET AND NUMBER):
                     1748 Independence Boulevard, Building A
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City, State and Zip Code:  Sarasota, Florida 34234-4760
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                                        PART II
                                 RULES 12b-25(b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (CHECK BOX IF APPROPRIATE)

   [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                                        PART III
                                       NARRATIVE

     State below in reasonable detail the reasons why Forms 10-QSB could not be filed within the prescribed time period.

     The Company and its independent accountant did not reach agreement with respect to the fees to be paid by the Company for the audit of its financial statements for the year ending December 31, 2000 until April 2, 2001. As a result, the independent accountant was unable to complete its audit and render its opinion by the required filing date of the Form 10-KSB.


                                        PART IV
                                   OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                 Sheldon Rose                (941)              360-6060
    ---------------------------------- ----------------- ----------------------
                    (NAME)                (AREA CODE)      (TELEPHONE NUMBER)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                               /X/ Yes  / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                     THE ROSE GROUP CORPORATION OF NEVADA
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                 (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date:  April 3, 2001                        By: /s/ Sheldon R. Rose
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                                        ATTENTION

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).

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PART IV -- ITEM 3

     The Company anticipates that its net loss for the twelve months ended December 31, 2000 will have increased at least 200% from the net loss for the same period of 1999, reflecting the expenses attributable to the Company's establishment of an infrastructure to execute its business strategy. The expenses specifically resulted from the Company's investment in additional personnel including technical, administrative, marketing, merchandising and operational employees as well as expenditures for advertising to promote the Company's products and services.